

May 12, 2015

Mr. Michael J. Knesek
Senior Vice President, Controller and
Principal Accounting Officer
Enterprise Products Partners L.P.
1100 Louisiana St., 10th Floor
Houston, TX 77002

> **Re:** **Enterprise Products Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-14323**

Dear Mr. Knesek:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 18. Commitments and Contingencies, page F-70

1.   We note that in connection with Step 1 of the Oiltanking acquisition, you entered into a put option with the ultimate parent company of Oiltanking Holding Americas, Inc. ("OTA"), whereby you granted the parent the option to sell to you 100% of the issued and outstanding capital stock of OTA at any time within a specified period commencing in 2020. Please explain the business purpose of the put option and describe any tax or liquidity objectives of the option as well as the benefits to each of the parties. Please explain how you view such option from an accounting standpoint, including whether it represents a free standing derivative and the entries to initially record it and any future entries. Please also tell us what consideration was given to classification of the shares subject to the put option as mezzanine equity pursuant to ASR 268. On a separate note, we note that the $119.4 million liability recognized for the Liquidity Option Agreement

represents the "the present value of estimated federal and state income tax payments that we would make on the taxable income of OTA, a corporation, over a stated period of time following exercise of the option." Since consideration paid under the put option would approximate the then-current average fair value of your units owned by OTA, please help us understand why a liability is necessary under GAAP for the tax aspect of the agreement. Please be detailed in your explanation. In addition, please explain to us in greater detail how you were able to accurately estimate future federal and state tax payments for 2020 and beyond. In doing so, tell us the exact "stated period of time" included in your present value calculations and how and why you determined that timeframe was appropriate. Please also clarify if you would have the ability to avoid or postpone future tax obligations by dissolving OTA upon exercise of the put. Please cite any authoritative accounting guidance you utilized in determining your accounting treatment. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3849 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant